[Letterhead of Tasker Products]

October 27, 2005

Via EDGAR and Federal Express

Edward M. Kelly, Esq.

U.S. Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tasker Capital Corp.

Registration Statement on Form SB-2

Filed September 13, 2005

File No. 333-128287

Dear Mr. Kelly:

This letter is in response to the comments made by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its correspondence dated September 29, 2005 (the “Comment Letter”) to Tasker Capital Corp. (the “Company”) with respect to the above referenced filing (the “Registration Statement”). Today, in response to the Comment Letter, the Company has filed with the Commission Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”) marked to show changes from the Registration Statement filed with the Commission on September 13, 2005.

Set forth below are the Company’s responses to each comment in the Comment Letter. For your convenience, we have repeated each of your comments in bold and the numbered paragraphs contained herein correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we are sending to you, as a courtesy, three marked copies of the Pre-Effective Amendment by Federal Express.

* * *

1. General

We indicated in our August 16, 2005 comment letter on the current report on Form 8-K dated April 14, 2005 and filed August 15, 2005 by Tasker Capital Corp or Tasker that we may have further comments after Tasker files its restated financial statements. Thus, Tasker must file its restated financial statements and we must complete our review of the restated financial statements before Tasker may request acceleration of the registration statement’s effectiveness.

The Company filed the restated financial statements referred to in the Staff’s comment on September 30, 2005. The Company will not request acceleration of the Registration Statement until it has been informed that the Staff has completed its review of the restated financial statements.

2. Cautionary Statement Concerning Forward-Looking Statements, page 10

Since Tasker is a penny stock issuer, Tasker is ineligible to rely on the safe harbor provisions of the Securities Litigation Reform Act of 1995. See section 27A(b)(1)(C) of the Securities Act. Thus, delete the phrase “made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995.”

In response to the Staff’s comment, the disclosure on page 10 has been revised to delete references to the safe harbor provisions of the Securities Litigation Reform Act of 1995.

3. Selling Stockholders, page 38

If a beneficial owner is not a natural person, Tasker must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov, and revise appropriately.

In response to the Staff’s comment, the Company has added footnotes 6, 7, 8 and 9 to the Selling Stockholder table on page 38 to identify the natural person or persons that have sole or shared voting or investment control over the securities held by the Selling Stockholders. The Company has received this information from the Selling Stockholders who are not natural persons.

4. Selling Stockholders, page 38

Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer’s affiliate.

The Company has been advised by the Selling Stockholders that none of the Selling Stockholders is either a broker/dealer or an affiliate of a broker/dealer. In response to the Staff’s comment, the Company has revised the disclosure in the second paragraph on page 38 to the same effect.

5. Selling Stockholders, page 38

If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Tasker must identify the broker-dealer as an underwriter in the prospectus. Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is a broker-dealer.

Please see the Company’s response to comment 4.

6. Selling Stockholders, page 38

If a selling stockholder is a broker-dealer’s affiliate, include disclosure that this broker-dealer’s affiliate:

•	Purchased the securities to be resold in the ordinary course of business.

•	Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at their time of purchase.

•	If Tasker is unable to make the representations noted above in the prospectus, Tasker must state in the prospectus that the selling stockholder is an underwriter. Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

Please see the Company’s response to comment 4.

7. Selling Stockholders, page 38

Refer to footnotes (1)(ii), 2(ii), 2(iii), 3(ii), 3(iii), 4(ii) and 5(ii). Disclose when each selling stockholder acquired the warrants or options.

In response to the Staff’s comment, the disclosure in the footnotes to the Selling Stockholder table has been revised to include the dates on which each Selling Stockholder acquired its warrants or options.

8. Selling Stockholders, page 38

The meaning and the purpose of the statement “Most of the Selling Stockholders are certain of the ultimate equityholders of these entities or the entities themselves” are unclear. Please revise.

In response to the Staff’s comment, and in conjunction with the Company’s response to comment 10, the disclosure in the third paragraph following the Selling Stockholder table describes more fully the fact that certain of the Selling Companies that initially received shares of the Company in connection with the July 2005 acquisition have subsequently distributed those shares to their ultimate equity holders.

9. Selling Stockholders, page 38

State that Tasker will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.

In response to the Staff’s comment, the Company has added the requested disclosure in the second paragraph on page 38.

10.	Selling Stockholders, page 38

Describe briefly the continuing relationships with selling stockholders in this section.

In response to the Staff’s comment, the Company has added the requested disclosure in the paragraphs immediately following the Selling Stockholder table.

* * *

As the Company is anxious to have the Registration Statement declared effective as soon as possible, I would appreciate any effort that you or other members of the Staff might undertake to get back to us promptly regarding any remaining questions on these comments, or any comments that the Staff may have on the restated financial statements filed on September 30, 2005. If you should have any questions regarding this response or any further comments, please contact the undersigned at (203) 730-4350.

Sincerely,

/s/    Robert D. Jenkins

Robert D. Jenkins

Chief Financial Officer

Enclosures